UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

MULTI-FINELINE ELECTRONIX, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

62541B-10-1

(CUSIP Number)

Tan Choon Seng

WBL Corporation Limited

65 Chulia Street #31-00

OCBC Centre

Singapore 049513

(65) 6533-3444

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 62541B101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WBL CORPORATION LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship Or Place Of Organization REPUBLIC OF SINGAPORE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power —
8. Shared Voting Power 14,817,052**
9. Sole Dispositive Power —
10. Shared Dispositive Power 14,817,052**

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 14,817,052**
12.	Check box if the Aggregate Amount In Row (9) Excludes Certain Shares*	☐
13.	Percent Of Class Represented By Amount In Row (9) 60.8%***
14.	Type Of Reporting Person* HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 5 OF SCHEDULE
***	Based on 24,379,484 shares of common stock reported as outstanding as of February 28, 2006 in the issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2006.

CUSIP Number 62541B101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WEARNES TECHNOLOGY (PRIVATE) LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship Or Place Of Organization REPUBLIC OF SINGAPORE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power —
8. Shared Voting Power 11,817,052**
9. Sole Dispositive Power —
10. Shared Dispositive Power 11,817,052**

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 11,817,052**
12.	Check box if the Aggregate Amount In Row (9) Excludes Certain Shares*	☐
13.	Percent Of Class Represented By Amount In Row (9) 48.5%***
14.	Type Of Reporting Person* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 5 OF SCHEDULE
***	Based on 24,379,484 shares of common stock reported as outstanding as of February 28, 2006 in the issuer’s Form 8-K filed with the SEC on March 30, 2006.

CUSIP Number 62541B101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) UNITED WEARNES TECHNOLOGY PTE LTD
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship Or Place Of Organization REPUBLIC OF SINGAPORE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power —
8. Shared Voting Power 3,000,000**
9. Sole Dispositive Power —
10. Shared Dispositive Power 3,000,000**

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,000,000**
12.	Check box if the Aggregate Amount In Row (9) Excludes Certain Shares*	☐
13.	Percent Of Class Represented By Amount In Row (9) 12.3%***
14.	Type Of Reporting Person* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 5 OF SCHEDULE
***	Based on 24,379,484 shares of common stock reported as outstanding as of February 28, 2006 in the issuer’s Form 8-K filed with the SEC on March 30, 2006.

CUSIP Number 59508T 10 9

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Shares”), of Multi-Fineline Electronix, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3140 East Coronado, Anaheim, California 92806.

The Reporting Persons (as described below) previously reported their ownership of the shares on a Schedule 13G. This Schedule 13D supersedes such Schedule 13G.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by WBL Corporation Limited (“WBL”), Wearnes Technology (Private) Limited (“WT”) and United Wearnes Technology Pte Ltd (“UWT”) (collectively, the “Reporting Persons”).

(b)	The business address and place of organization of the Reporting Persons are as follows:

WBL Corporation Limited

65 Chulia Street #31-00

OCBC Centre

Singapore 049513

Republic of Singapore

Wearnes Technology (Private) Limited

United Wearnes Technology Pte Ltd

Wearnes Technology Building

801 Lorong #07-00

Toa Payoh

Singapore 319319

Republic of Singapore

(c) The principal business of WBL and UWT is that of an investment holding company. The principal businesses of WT consist of trading in electronic components and peripherals, investment holding, provision of management services to its subsidiary and associated companies, and leasing of property.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are Singapore companies.

CUSIP Number 62541B101

Item 3. Source and Amount of Funds or Other Consideration.

The 14,817,052 Shares reported herein as being beneficially owned by the Reporting Persons were acquired at an aggregate price of approximately S$51.1 million.

Item 4. Purpose of Transaction.

WBL has entered into an undertaking agreement (the “Undertaking Agreement”), dated March 29, 2006. The undertaking agreement was entered into in consideration of the Announcement (defined below) and intended Offer (as defined below) by the Issuer for all of the outstanding shares of MFS Technology Ltd (“MFS”). WBL and related entities currently own 364,506,000 shares of MFS which will be tendered for Stock Consideration (discussed below) if the Offer is made. The pre-condition of WBL obtaining its stockholders’ approval to accept the Issuer’s voluntary general offer was satisfied pursuant to a waiver granted by the Singapore Exchange Securities Trading Limited on April 24, 2006.

On March 30, 2006, the Issuer announced (the “Announcement”) that, subject to the satisfaction or waiver of certain specified conditions, it intends to make an offer (the “Offer”) to purchase all of the issued ordinary shares of MFS in a voluntary general offer under Singapore law. The shareholders of MFS will be offered the option to receive either 0.0145 shares of the Issuer’s Common Stock for each share of MFS (the “Stock Consideration”), or cash (the “Cash Consideration”) in the amount of:

•	S$1.15 (U.S.$0.71 based on an exchange rate of U.S.$1.00 to S$1.6227 as reported on Bloomberg on March 28, 2006) per MFS share if less than 90% of MFS shares are tendered, excluding shares held by M-Flex, its related corporations or their respective nominees as at the date of the offer; or

•	S$1.20 (U.S.$0.74 based on an exchange rate of U.S.$1.00 to S$1.6227 as reported on Bloomberg on March 28, 2006) per MFS share if at least 90% of MFS shares are tendered, excluding shares already held by M-Flex, its related corporations or their respective nominees as at the date of the offer.

As of March 30, 2006, Reporting Persons were the beneficial owners of approximately 61% of MFS’ outstanding shares and have delivered an undertaking agreement to support the proposed transaction and to tender its shares in MFS for the Stock Consideration, if and when the formal offer is made. The Reporting Persons would own beneficially between 59% and 68% of the Issuer’s Shares (56.1% and 64% on an effective ownership basis) upon completion of the acquisition, assuming full acceptance of the Offer, and based upon non-WBL shareholders of MFS accepting either all Stock Consideration or all Cash Consideration in the transaction.

Lock-Up Agreement

In connection with the Offer, because the Reporting Persons will take the Stock Consideration in exchange for their MFS shares, they will be required, as a condition thereof, to agree not to sell any of the Stock Consideration for a period of six (6) months after the closing of the Offer.

Amended and Restated Stockholders Agreement

On October 25, 2005, the Issuer entered into an Amended and Restated Stockholders Agreement with the Reporting Persons. The Amended and Restated Stockholders Agreement includes, inter alia, the following:

CUSIP Number 62541B101

•	The board of directors of the Issuer (the “Board”) either (1) in writing through a unanimous written consent of the Board or (2) by a vote of the Board at a meeting of the Board, which vote includes the consent of at least one (1) WBL Director, will have the right to approve the appointment of any new chief executive officer of the Issuer or the issuance of securities that would reduce WT’s and UWT’s effective stock ownership below a majority of the voting stock of the Issuer outstanding; and

•	WBL shall, for a period of two (2) years from the date of the Amended and Restated Stockholders Agreement and thereafter subject to the parties’ mutual agreement, use reasonable efforts to provide excess manufacturing and packaging capacity to the Issuer to assist the Issuer in meeting any increase in its manufacturing demands while the Issuer’s manufacturing facilities are being expanded.

The Amended and Restated Stockholders Agreement will terminate when the Reporting Persons no longer own at least one-third of the outstanding Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons are deemed to beneficially own 14,817,052 shares of Common Stock of the Issuer (UWT holds 3,000,000 shares directly, and WT holds 11,872,052 shares directly). For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is 24,379,484 (the number of outstanding shares as of February 28, 2006 as reported on the Issuer’s Form 8-K filed March 30, 2006). Currently the Reporting Persons beneficially own 14,817,052 shares of common stock of the Issuer, which constitutes approximately 61%.

(b) WBL has shared voting and dispositive powers with respect to 14,817,052 shares of Stock, constituting approximately 60.8% of such class of securities.

WT has shared voting and dispositive powers with respect to 11,817,052 shares of Stock, constituting approximately 48.4% of such class of securities.

UWT has shared voting and dispositive powers with respect to 3,000,000 shares of Stock, constituting approximately 12.3% of such class of securities.

(c) Not applicable.

(d) No person (other than the Reporting Persons) is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

WBL Corporation entered into an Undertaking Agreement dated March 29, 2006 and agreed to tender its shares of MFS stock for the Stock Consideration.

The Announcement and Undertaking Agreement (each of which was described in Item 4, respectively, which definitions and descriptions are incorporated herein by reference) are filed as exhibits hereto and

CUSIP Number 62541B101

are incorporated by reference in their entirety into this Item 6. Other than as described herein, there are no contracts, arrangements or understandings between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement dated June 9, 2006

99.2	Form 8-K filed by Multi-Fineline Electronix, Inc. dated March 30, 2006

99.3	Undertaking Agreement dated March 29, 2006

CUSIP Number 62541B101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 2006	WBL CORPORATION LIMITED

	By:	/s/ TAN CHOON SENG
	Name:	Tan Choon Seng
	Title:	Chief Executive Officer

WEARNES TECHNOLOGY (PRIVATE) LIMITED

	By:	/s/ LIM HUAT SENG
	Name:	Lim Huat Seng
	Title:	Director

UNITED WEARNES TECHNOLOGY PTE LTD

	By:	/s/ WONG HEIN JEE
	Name:	Wong Hein Jee
	Title:	Director